FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 16, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 16, 2005                                              By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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Issued - Sunday 15 May 2005, Orlando, Florida and London, UK - LSE


                   GLAXOSMITHKLINE ISSUES UPDATE ON LAPATINIB:
                  NEW CLINICAL DATA AND REGULATORY FILING PLANS


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                      News From The American Society of Clinical Oncology (ASCO)

o Lapatinib shows 35% response rate in women with advanced breast cancer in initial trial of the drug as first-line treatment.

o Other trials in refractory, previously treated breast-cancer patients report additional data.

o       GlaxoSmithKline intends to submit regulatory file in late 2006 or early
        2007.

--------------------------------------------------------------------------------


Thirty-five percent of women (14 of 40) with locally advanced or metastatic breast cancer have responded to lapatinib as first-line therapy, according to interim results of a study reported today at the annual meeting of the American Society of Clinical Oncology (ASCO)1. The data are the first to be reported on the use of lapatinib as a first-line therapy.

Lapatinib is an oral therapy targeting intracellular components of a receptor known as ErbB2 and a second receptor, ErbB1, which have been implicated in the growth of various tumor types. The Phase II trial (EGF 20009) tests lapatinib as first-line therapy for breast-cancer patients with tumors that express large amounts of ErbB2. An already marketed therapy, Herceptin(R) (trastuzumab), also works through its effect on ErbB2, but it is a monoclonal antibody administered by intravenous infusion. None of the patients in this lapatinib trial have been treated with Herceptin.

"In this trial, we are seeing the strongest demonstration yet of the activity of lapatinib in solid tumors, and the first demonstration of such activity by an oral therapy directed at ErbB2," said Paolo Paoletti, M.D., senior vice president, Oncology Medicine Development Center, GlaxoSmithKline (GSK), the developer of lapatinib. "These data further demonstrate the potential of lapatinib in breast cancer, and will help guide the expansion of our Phase III program to support regulatory filings."

The data presented at ASCO were derived from an interim analysis planned at the start of the trial and have been confirmed through an independent review. In the 35 percent of patients who experienced a partial response, tumor size was reduced by at least 30 percent. An additional 35 percent (an additional 14 of the 40 patients) showed stable disease through 12 weeks of therapy. All patients will continue to be followed for disease progression as part of the planned efficacy assessment. The trial, sponsored by GSK, will enroll a total of 130 patients.

The most frequently reported adverse events in this trial have been mild to moderate itching, rash, diarrhea, acne, and dry skin. No adverse events deemed drug-related, including cardiotoxicity, have been serious enough to be categorised as Grade 3 or 4 by standard toxicity criteria.

"The efficacy and safety data from this trial point to the potential importance of lapatinib as a treatment option for breast cancer patients," said George Sledge, Jr., M.D., Ballve-Lantero professor of oncology and co-director of the Breast Cancer Program, Indiana University Cancer Center.

Trials in previously treated, drug-refractory patients also are being presented at ASCO. One is a Phase I study (EGF 10023) that has evaluated lapatinib in combination with Herceptin, to evaluate whether two ErbB2-targeted therapies acting at different sites of the receptor may enhance efficacy.2 At the San Antonio Breast Cancer Conference last December, it was reported that 6 of 26 patients (23 percent) whose cancer progressed during Herceptin treatment later experienced partial or complete responses when lapatinib was added to their standard Herceptin regimen. Additional data from the now larger patient population in this study will be presented on Tuesday, May 17.

Another study, presented on May 14, identified biomarkers from tissue and serum that may help in predicting drug response as part of a continuing effort to precisely direct lapatinib therapy to the populations that will most benefit from it.3 This study relied on data from two Phase II trials (EGF 20002 and EGF 20008) in patients with late-stage disease who were administered lapatinib after multiple other treatment options, including Herceptin, had been exhausted. In this context, preliminary, overall efficacy results also were noted: Among patients overexpressing ErbB2, the response rate ranged from 4.3 percent to 7.7 percent, and the stable-disease rate at 16 weeks from 8.6 percent to 14.1 percent; in patients not overexpressing ErbB2, there were no responders, and the stable-disease rate was 2.2 percent. The final efficacy and safety analysis from these two Phase II studies will be available later this year.

In light of all the data presented at ASCO, together with an expanded clinical programme now in progress, GSK intends to revise the regulatory-filing strategy for lapatinib. Previously, the company had considered an initial file in late 2005 on the basis of the two Phase II studies (EGF 20002 and EGF 20008) in patients with late-stage disease, as noted above. Given the results of these studies and the promising new data on lapatinib efficacy in breast cancer, GSK now plans to submit a New Drug Application for lapatinib with the U.S. Food and Drug Administration in late 2006 or early 2007 on the basis of data from Phase III trials in progress.

Lapatinib has been granted fast-track status by the FDA for the treatment of refractory advanced or metastatic breast cancer who have documented ErbB2 overexpression and who have failed previous therapy, including Herceptin.

About Lapatinib

Lapatinib, a small molecule that can be administered orally, inhibits the tyrosine kinase components of ErbB1 and ErbB2 receptors. Stimulation of ErbB1 and ErbB2 is associated with cell proliferation, and with multiple processes involved in tumor progression, invasion, and metastasis. Overexpression of these receptors has been reported in a variety of human tumors and is associated with poor prognosis and reduced overall survival. GSK is using advanced technologies including pharmacogenetics to better define patient populations that may respond to lapatinib.

Lapatinib is an experimental drug that does not have regulatory approval in any country for any use outside of clinical trials. It is being developed by GSK as an orally administered therapy for breast cancer and other solid tumors.

S M Bicknell
Company Secretary
15th May 2005

About Lapatinib Trials

Information about ongoing clinical trials of lapatinib in breast cancer can be obtained by visiting http://www.4BreastCancerTrials.com or calling 800-563-7137. Information is also available at http://www.clinicaltrials.gov (keyword:
GW572016), a website maintained by the US government, or at a toll-free number of the National Cancer Institute's Cancer Information Service, 800-4-CANCER.

About Metastatic Breast Cancer


The World Health Organization reports that just over one million cases of breast cancer are diagnosed annually. Breast cancer is the most common malignancy in women and one of the leading causes of cancer death.


Approximately 10 percent of newly diagnosed breast-cancer patients have locally advanced and/or metastatic disease; 20 to 85 percent of patients (depending on initial stage, tumor biology, and treatment strategy) diagnosed with early breast cancer will develop recurrent and/or metastatic disease.4 The median survival time for women treated for metastatic breast cancer is two years.5


About GlaxoSmithKline


GlaxoSmithKline -- one of the world's leading research-based pharmaceutical and healthcare companies -- is committed to improving the quality of human life by enabling people to do more, feel better, and live longer. For company information, visit GlaxoSmithKline at http://www.gsk.com.

                                                                 # # #

Notes to editors:
Lapatinib is also designated as GW572016. Herceptin(R) is a registered trademark of Genentech, Inc.

References:
1 H.L. Gomez et al. A phase II, randomized trial using the small molecule tyrosine kinase inhibitor lapatinib as a first-line treatment in patients with FISH positive advanced or metastatic breast cancer.
2 A.M. Storniolo et al. A Phase I, open-label study of lapatinib (GW572016) plus trastuzumab; a clinically active regimen.
3 K.L. Blackwell et al. Determining relevant biomarkers from tissue and serum that may predict response to single agent lapatinib in trastuzumab refractory metastatic breast cancer.
4 C. Bernard-Marty et al. Facts and Controversies in Treatment of Metastatic Breast Cancer. The Oncologist. 2004:9:617-632.
5    ibid.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2004.

Enquiries:

UK Media enquiries:                     Philip Thomson           (020) 8047 5502
                                        David Mawdsley           (020) 8047 5502
                                        Chris Hunter-Ward        (020) 8047 5502
                                        Alice Hunt               (020) 8047 5502

US Media enquiries:                     Nancy Pekarek            (215) 751 7709
                                        Mary Anne Rhyne          (919) 483 2839
                                        Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:    Duncan Learmouth         (020) 8047 5540
                                        Anita Kidgell            (020) 8047 5542
                                        Jen Hill                 (020) 8047 5543

US Analyst/ Investor enquiries:         Frank Murdolo            (215) 751 7002
                                        Tom Curry                (215) 751 5419

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                              Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


10 May 2005    The  Administrators  of the  SmithKline  Beecham  Employee
               Benefit Trust ("the  Trust")  notified  the  Company on 16 May
               2005 that 2,004 Ordinary shares in the Company had been transferred from the Trust to a participant in the GlaxoSmithKline Bonus Investment Plan.

10 May 2005    The Administrators of the Trust also notified the Company on
               16 May 2005 that 3,600 Ordinary shares in the Company had been transferred from the Trust to participants in the GlaxoSmithKline Annual Investment Plan.



The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J S Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

16 May 2005

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

13 May 2005                 Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 3,714 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

The Company was advised of these transactions on 16 May 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

16 May 2005